SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

_________________________

Zhongchai Machinery, Inc.

(Name of the Issuer)

Zhongchai Machinery, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98951X 100

(CUSIP Number of Class of Securities)

Mr. Peter Wang, President

224 Tianmushan  Road

Zhongrong Chengshi  Huayuan 5-1-602

Hangzhou, P.R. China 310007

Telephone Number: 904-418-9133

 (Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe, LLP

437 Madison Avenue, 40th Floor

New York, New York 10022

Tel.  212-907-7349

Fax.  212-754-0330

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$56,000.00	$6.50

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 100,000 shares of Common Stock, par value $0.001 per share, for $0.56 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $56,000.00 by .0001161.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  previously paid: $6.50

Filing party: Zhongchai Machinery, Inc.

Form or registration statement:  Schedule 13E-3 (SEC Accession Number: 0001144204-11-016311)

Date Filed: March 22, 2011

INTRODUCTION

This Amendment No. 6, to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is filed by Zhongchai Machinery, Inc., a Nevada corporation (the “Company”), as an amendment to the original filing on March 22, 2011, with the Securities and Exchange Commission (the “SEC”).  All information below should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as previously amended.  This Amendment is filed pursuant to Rule 13e-3(d)(2) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) to report the withdrawal of registration under the Exchange Act..  The information contained in the Proxy Statement (“Proxy Statement”) filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all annexes thereto, is hereby expressly incorporated herein by reference.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 6.                    Purposes of the Transaction and Plans or Proposals.

(c)           Plans. The information reported below in Item 15 is incorporated herein by reference.

Item 15.                 Additional Information.

(b)           Other Material Information.

On July 26, 2011, the Reverse Stock Split became effective pursuant to Articles of Amendment to the Company’s Amended Articles of Incorporation filed with the Secretary of State of Nevada to effect a 1-for-120 reverse split of the outstanding shares of the Company’s Common Stock.  On July 29, 2011, the Common Stock began trading on the basis of the Reverse Stock Split.  Currently there are approximately 230,108 shares outstanding, subject to the issuance of additional shares to round up for any fractional shares resulting from the Reverse Stock Split.

As a result of the Reverse Stock Split:

(a) shareholders owning fewer than 120 shares of Company Common Stock of record (including all beneficial owners of shares held in street name at the effective time of the Reverse Stock Split through an account with a broker, bank or other custodian that holds such shares in nominee name through Cede & Co.) immediately before the transaction had such shares cancelled and converted into the right to receive from the Company a cash payment of $0.56 for each such share owned before the reverse stock split, and

(b) shareholders holding 120 or more shares of the Company’s Common Stock of record immediately before the transaction (including all beneficial owners of shares held in street name at the effective time of the Reverse Stock Split through an account with a broker, bank or other custodian that holds such shares in nominee name through Cede & Co.) continue to hold shares of Common Stock, reduced in number by the reverse stock split, and rounded up to the next whole share for any fractional interest resulting from the Reverse Stock Split.

Following the Reverse Stock Split the Company has fewer than 300 shareholders of record which allows the Company to make the necessary filings to terminate the registration of its common stock under the Securities Exchange Act of 1934.  In connection with the filing of this Amendment No. 6 to the Transaction Statement, the Company also is filing a Form 15 with the SEC on July 29, 2011 to terminate the registration of its Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DatDated: July29, 2011	/S/ Peter Wang
Peter Wang, President and Chairman of the Board